UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LOGITECH INTERNATIONAL S.A.

(Exact name of the registrant as specified in its charter)

Canton of Vaud, Switzerland	0-29174	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7700 Gateway Boulevard Newark, California	94560
(Address of principal executive offices)	(Zip code)

Bryan Ko, General Counsel (510) 795-8500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction:

Logitech International S.A., together with its consolidated subsidiaries, (“Logitech” or the “Company”) is a world leader in products that connect people to the digital experiences they care about. Spanning multiple computing, communication and entertainment platforms, we develop and market innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, and audio and video communication over the Internet and home-entertainment control.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Apples, Switzerland, which conducts its business through subsidiaries in Americas (including North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan and Australia). Shares of Logitech International S.A. are listed on both the Nasdaq Global Select Market, under the trading symbol LOGI, and the SIX Swiss Exchange, under the trading symbol LOGN.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Logitech has adopted a Conflict Minerals Policy which can be found at

http://www.logitech.com/assets/51186/logitech-policy-on-conflict-minerals-jan-2014-signed.pdf

In accordance with the execution of this policy, Logitech has concluded that during 2014:

a)	Logitech manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products; and

b)	Based on its “reasonable country of origin inquiry,” Logitech was unable to obtain sufficient information from the company’s supply chain to make a final determination as to the source of these conflict minerals. Logitech could not establish that the conflict minerals originated from sources in the Democratic Republic of Congo (DRC) or an adjoining country (the “Covered Countries”) as defined by the Rule. Therefore, Logitech has defined its products to be “DRC conflict undeterminable.”

Logitech’s reasonable country of origin inquiry (RCOI) employed a combination of measures outlined below to assess whether the conflict minerals necessary in Logitech products originated from the Covered Countries. Logitech’s primary means of determining country of origin of conflict minerals involved performing a supply-chain survey of direct suppliers through use of the Electronic Industry Citizenship Coalition ® (EICC ®) and The Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template.

We surveyed our direct suppliers, using the template developed by the EICC and GeSI, known as the Conflict-Free Sourcing Initiative (“CFSI”) Reporting Template (“The Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that sell material to a company’s suppliers. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website (http://www.eicc.info). The Template is being used by many companies in their due diligence processes related to conflict minerals.

Through the reasonable country of origin inquiry described above, Logitech surveyed all of its direct suppliers (483 suppliers in total). Approximately 95.86% of those suppliers, whom we had reasons to believe may contribute necessary conflict minerals to Logitech Products, provided a response to the supply-chain survey. We reviewed the responses against the criteria designed to evaluate the adequacy of responses. These criteria include, but are not limited to, untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked, and continue to work, directly with these suppliers to obtain revised responses.

Through our participation in CFSI, the OECD implementation programs, and request of our suppliers to complete The Template, we have concluded that obtaining information about tin, tungsten, tantalum or gold (“3TG”) smelters and refiners in our supply chain represents the most effective method to determine the mines or locations of origin of the conflict minerals in our supply chain for the reporting period.

After conducting due diligence on the source and chain of custody of the Conflict Minerals in our products, we found our products to be DRC conflict undeterminable, as indicated below.

Table 1: List of Logitech DRC Conflict Undeterminable Products

Product Category	Products	Potentially include “Conflict Minerals” (Yes / No)	DRC Conflict Status
PC Gaming	Gaming mice, keyboards, headsets and other controllers (e.g. steering wheel, joystick, gamepad)	Y	DRC Conflict undeterminable
	Mouse pad (hard pad, cloth pad)	N	Not Applicable

Tablet & Other Accessories	Tablet keyboard and other accessories	Y	DRC Conflict undeterminable
	Folio protective cases (without keyboard)	N	Not Applicable

	Smartphone battery packs	Y	DRC Conflict undeterminable

	Smartphone cases, tilt panel, drive mount	N	Not Applicable

Mobile Speakers	Includes portable wireless Bluetooth speakers.	Y	DRC Conflict undeterminable

Pointing Devices	PC related mice, trackpads, touchpads, and presenters	Y	DRC Conflict undeterminable

PC Keyboards & Desktops	Includes PC keyboards, keyboards used in living rooms and keyboard/mice combo products.	Y	DRC Conflict undeterminable

Audio-PC & Wearables	PC speakers, PC headsets, and in-ear headphones	Y	DRC Conflict undeterminable

Video	Retail webcam products as well as Unified Communications webcams.	Y	DRC Conflict undeterminable

Remotes	Harmony remote controls	Y	DRC Conflict undeterminable

Other (products we currently intend to transition out of or have already transitioned out)	This category comprises a variety of products out of which we currently intend to transition, or have transitioned, because they are no longer strategic to our business. Products currently included in this category include TV camera, Digital Video Security (DVS), other gaming and music products, including over-ear headphones, TV and home speakers, Google TV products, and PC Keyboards & Desktops accessories.	Y	DRC Conflict undeterminable

Video conferencing (sold under the brand “Lifesize”)	HD video communication endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure	Y	DRC Conflict undeterminable

Table 2: Logitech’s determination for each Conflict Mineral in 2014

Metal	Smelters and refiners verified as conflict-free or in the audit process	Countries of origin status
Tantalum	39 of 48 (81%)	DRC Conflict undeterminable

Tin	51 of 153 (33%)	DRC Conflict undeterminable

Tungsten	32 of 62 (52%)	DRC Conflict undeterminable

Gold	80 of 160 (50%)	DRC Conflict undeterminable

Item 1.02 Exhibit

Notice of Conflict Mineral Report Filing

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (‘Rule 13p-1”), Logitech has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports may be accessed on the Securities and Exchange Commission’s Web site at http://www.sec.gov , as well as on Logitech’s website at http://ir.logitech.com/sec.cfm .

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LOGITECH INTERNATIONAL S.A.

/s/ BRACKEN P. DARRELL	May 29, 2015
Bracken P. Darrell
President and Chief Executive Officer

*	Print name and title of the registrant’s signing executive officer under his or her signature.

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